Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

18 May 2022

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
Fiscal Year 2022 Reports

James Hardie announced today that it has filed the following document relating to fiscal year 2022 with the ASX:

•Combined Annual Report/Annual Report on Form 20-F, which has also been filed with the United States Securities and Exchange Commission (SEC).
A copy of this document is available on the company’s investor relations website at www.ir.jameshardie.com.au.
Shareholders who wish to receive a hard copy of the company’s 20-F free of charge should contact the company’s investor relations office on +61 2 9368 9206.

Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.

Yours faithfully

Joseph C. Blasko
General Counsel & Company Secretary

This announcement had been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Executive Chairman, USA), Persio Lisboa (USA), Anne Lloyd (USA),
Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK).
Interim Chief Executive Officer and Director: Harold Wiens (USA)
Company number: 485719
ARBN: 097 829 895